FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: January 10, 2005	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

UKBETTING RENEWS AGREEMENT TO USE
CRYPTOLOGIC-DEVELOPED INTERNET POKER SOFTWARE

Europe’s largest online sports content network extends exclusive poker contract to 2009; casino contract to 2008

January 10, 2006 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today the renewal of its relationship with ukbetting plc – Europe’s largest online sports content network – through the extension of the agreement with CryptoLogic’s wholly-owned subsidiary, WagerLogic Limited. ukbetting will continue to use WagerLogic’s Internet poker solution exclusively through to 2009 for its betting brands, www.ukbetting.com and www.totalbet.com. The contract also extends ukbetting’s use of WagerLogic’s casino software until 2008.

“CryptoLogic is growing its business with the world’s blue-chip gaming brands — and ukbetting is one of the major European names on that list,” said Lewis Rose, CryptoLogic’s President and CEO. “CryptoLogic is proud that ukbetting has reaffirmed its confidence in our award-winning Internet gaming software, particularly benefiting from the liquidity of our poker network. By leveraging CryptoLogic’s proven poker offering with ukbetting’s extensive user base, we continue a winning combination to generate the highest returns.”

A customer since 2003, ukbetting introduced WagerLogic’s state-of-the-art poker and casino software to its highly popular betting brands, www.ukbetting.com and www.totalbet.com, and have experienced strong results, especially in the high-growth poker segment. Poker has accounted for the majority of ukbetting’s revenue generated from CryptoLogic-developed software, which has been driven by the strong crossover from ukbetting’s sports content users to poker. The contract renewal provides for WagerLogic’s poker product to be integrated into ukbetting’s single E-Cash wallet, to enhance the cross-marketing opportunities between ukbetting’s 8.75 million monthly UK and European sports fans to its Internet poker services.

“I’m delighted that WagerLogic and ukbetting will continue this mutually rewarding relationship, which has contributed to a more than 100% year-over-year increase in our poker and casino revenue,” said Eric Semel, CEO of ukbetting plc. “It is an extremely important move for ukbetting to have our poker product integrated into our back end systems, thereby allowing our customers to be able to use a single wallet solution rather than to have to register a new account to play poker.”

“The contract extension with ukbetting reinforces how major gaming operators continue to benefit from WagerLogic’s poker liquidity and our decade of industry experience to deliver sophisticated innovations that enhance player loyalty and drive incremental revenue,” added A.J. Slivinski, WagerLogic’s Managing Director.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

CryptoLogic's common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

About ukbetting (www.ukbetting.com)
ukbetting plc (LSE symbol: UKB) operates the UK’s leading sports content and betting sites. This portfolio of sites includes www.sportinglife.com, the original multi-sports web site that provides the fastest news, scores, results and reviews for all major sports including football, racing, golf and rugby and cricket and much more. Its sister sites, www.sportal.com and the www.bettingzone.co.uk, deliver leading edge interactive sports content and independent betting news, preview, analysis, selections and stats respectively.

In addition to its sports content division the group has two primary betting sites, www.ukbetting.com and www.totalbet.com that offer a wide range of fixed odds markets for all the major sports as well as play poker and casino games. Customers of www.totalbet.com are also able to place bets directly into the tote pools giving them access to popular bets such as the placepot, jackpots and scoop6.

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For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications

Argyle Rowland Communications, (416) 968-7311 (North American Media)
Dan Tisch, ext. 223/ dtisch@argylerowland.com
Karen Passmore, ext. 228/ kpassmore@argylerowland.com

Publicis Consultants, +44 20 7462 7766 (UK Media)
Nick Bastin / Hannah Ashby

ukbetting plc Peter Dubens, Chairman +44 20 7776 6909 Eric Semel, Chief Executive +44 207 921 9150	Financial Dynamics, +44 20 7831 3113 Juliet Clarke / Hannah Sloane

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.